INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 9, 2008, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2008, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2007 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended March 31, 2008.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

Mine Production & Development

  55% increase in mineral sales revenue to $6.5 million for the three months ended March 31, 2008 from $4.2 million for the three months ended March 31, 2007.

  378% increase in earnings from mining operations(1) to $1.9 million in the first quarter 2008 from $0.4 million for the first quarter 2007.

  36% increase in total quarterly production to 431,639 silver equivalent ounces (Ag Eq oz) in the first quarter 2008 from 318,443 Ag Eq oz in the first quarter 2007.

  82% increase in output at Guanajuato for three months ended March 31, 2008 to 267,132 Ag Eq oz from 146,552 Ag Eq oz for the three months ended March 31, 2007.

  Overall cash operating cost per silver ounce(2) decreased by 17% from $11.14 in 2007 to $9.20 for the first quarter of 2008.

Exploration

  Received an upgraded and expanded NI 43-101 compliant global resource of 28.6 million ounces of silver equivalent ounces at the Mapimi Project in Durango.

  Deep underground diamond drilling in the Cata area of the Guanajuato Mine extended high grade silver-gold mineralization to a depth of 600 metres, 170 metres below the current workings.

  Surface and underground drilling and mine development at Topia proved the continuity of high grade silver-gold-lead-zinc mineralization that can be added to the new resource expected in the second quarter of 2008.

Financial

  EBITDA(3) loss was $1.4 million for the first quarter of 2008 compared to $2.2 million for the first quarter of 2007, an increase of 39%.

  Under Canadian Generally Accepted Accounting Principles (“GAAP”), the Company has a choice whether to expense or capitalize mineral property exploration costs. To be consistent with U.S. GAAP, the Company has chosen to expense these costs. Had these costs been capitalized, EBITDA for the first quarter would have been $0.4 million compared to a $0.9 million EBITDA loss for the same period in 2007, an increase of 144%.

  Cash used in operating activities decreased from $3.5 million in the first quarter of 2007 to $0.3 million in the first quarter of 2008, an improvement of 90%.
(1)	“earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion)
(2)	cost per silver ounce is calculated net of by-product credits
(3)	EBITDA is defined as earnings before interest expense, taxes and depletion and amortization

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

PRIMARY MINING PROPERTIES

Topia Mine

For the three month period ending March 31, 2008, the Company processed 9,457 tonnes of ore compared to 8,528 tonnes in the previous quarter, an increase of 11%. Production of 164,507 Aq Eg oz was realized during the quarter compared to 171,823 Ag Eq oz for the three months ended December 31, 2007. While this shows a 4% fall in terms of silver equivalent ounces, this was due to the change in the metal prices used to calculate the equivalent ounces. The values of lead and zinc fell relative to silver. Metal production during the first quarter of 2008 consisted of 86,476 oz of silver, 220 oz of gold, 478,402 lbs of lead and 522,495 lbs of zinc. This represented the highest ever quarterly totals for silver and lead. In spite of the drop in the relative values of the base metals against silver, the Topia operations are on target to achieve the plan of 650,000 Ag Eq ounces.

The average grade of ore mined and milled during the first quarter of 2008, at 0.80 grams per tonne (gpt) gold, 326 gpt silver, 2.8% lead and 2.9% zinc, continued the positive grade trend.

The processing plant operated well processing a record quarterly combined total of 12,110 tonnes including 2,653 tonnes which was custom milled for local small mines. Plant recoveries were satisfactory with excellent total gold and silver recoveries of 91.0% and 87.2%, respectively. A newly purchased diesel powered back-up generator was used occasionally to ensure the plant continued operations when there were power outages.

	FY08-	FY07-	FY07-	FY07-	FY07-	FY06-	FY06-	FY06-	FY06-
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Tonnes
milled	9,457	8,528	9,509	7,407	8,161	7,205	6,948	4,592	3,700

Silver
ounces	86,476	82,850	65,884	58,270	72,437	65,921	49,085	52,859	40,138
Gold
ounces	220	241	128	126	148	145	106	85	69
Lead
tonnes	217	194	184	153	204	209	153	145	121
Zinc
tonnes	237	202	204	189	252	245	202	166	131

Silver
equivalent
ounces
(Ag Eq
oz)	164,507(4)	171,823	148,490	133,522	171,891	156,556	121,166	115,672	90,381

(4)

For the first quarter 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, US$1.15 per lb, and US$1.00 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Underground exploration guided by both surface and underground diamond drilling continued at several locations and on a number of different veins throughout the Topia operations. These operations are demonstrating much improved results as they benefit from the investment made to rehabilitate the many small mines.

The surface diamond drilling for the quarter totaled 2,558 metres in eight holes drilled to test the Argentina vein at depth and the Cantarranas vein. In addition, four drill holes were completed from underground totaling 265 metres. Very good results were recorded for the drilling on the La Dura and Don Benito veins and underground development of these veins is well advanced. Development and diamond drilling on the Cantarranas and Argentina veins continued during the quarter and results are expected to be published as complete assays are received during the second quarter of 2008.

The cash operating cost per ounce of silver (refer to the discussion in “Cash Costs per Ounce of Silver (Non-GAAP Measures)” section which describes this calculation) at Topia for the three months ended March 31, 2008 was USD$6.42 compared to USD$6.21 in fiscal 2007. The increase in cost per ounce is primarily the result of much lower zinc by-product credits during the first quarter of 2008 compared to 2007.

	Q1 2008		Fiscal 2007		Fiscal 2006
	CAD Cost of	Per USD	CAD Cost of	Per USD	CAD Cost of	Per USD
	Sales	Ag oz	Sales	Ag oz	Sales	Ag oz
Cash production costs	$1,207,072		$4,685,050		$2,600,344
Site preparation	68,790		112,830		212,602
Smelter and transportation	172,805		568,981		449,208
Cost of sales (excluding custom milling)	1,448,667		5,366,861		3,262,154
By-product credits(5)	(910,567)		(3,486,368)		(2,251,034)
Cash operating costs	$538,100	$6.42	$1,880,493	$6.21	$1,011,120	$4.25

(5)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

Guanajuato Mine

When compared to the fourth quarter of 2007, which was one of the highest grade quarters to date, the average gold grade increased from 0.86 g/t to 1.40 g/t while the silver grade increased from 113 g/t to 188 g/t resulting in a 65% increase in the silver equivalent grade from 156 g/t to 258 g/t. This was the main contributing factor to the record output of both gold and silver which, at 1,369 and 198,663 ounces respectively, was 45% and 56% higher than in the previous quarter.

Mill throughput for the quarter was 40,393 tonnes and metal recoveries improved from 71.2% to 75.5% for gold and from 77.1% to 81.5% for silver while the quality of concentrates improved from 4,460 gpt to 6,402 gpt silver. During March 2008, the flotation reagents were changed and it is expected that the quality of Guanajuato concentrates will improve further.

	FY08-	FY07-	FY07-	FY07-	FY07-	FY06-	FY06-	FY06-	FY06-
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1 (6)

Tonnes
milled	40,393	45,773	60,031	48,403	49,761	39,932	36,106	10,073	-

Silver
ounces	198,663	127,624	155,272	131,683	106,646	52,499	39,246	13,735	-
Gold
ounces	1,369	946	1,147	903	798	420	387	181	-

Silver
equivalent
ounces
(Ag Eq oz)	267,132	174,906	212,617	176,828	146,552	73,995	59,088	22,986	-

(6) Nil in FY06-Q1 as production commenced in June 2006.

Overall metals output, expressed in terms of silver equivalent ounces increased by 53% from 174,906 Ag Eq oz in the fourth quarter 2007 to 267,132 Ag Eq oz in the first quarter 2008. This increase in production is a direct result of improved control of mining operations to achieve the higher ore grades coupled with improved plant performance to achieve both higher metal recovery and concentrate quality.

Mining focused on the higher grade areas of Guanajuatito, Cata, Rayas and Promontorio. Production from the typically lower grade San Vicente area was much reduced. Mining of the North Zone of the Veta Madre in the Guanajuatito area has encountered high grade silver-gold ore which corresponds very well with results from earlier surface diamond drilling and is an integral part of the recent production turnaround being reported at the Guanajuato Mine (see news release April 7, 2008). An estimated 30% of the first quarter metals production was mined from this zone and it is expected to continue with cut-and-fill mining established on 2 levels.

Deep exploration diamond drilling to probe the yet unexploited area below the Cata Clavo continues to intersect the continuation of this historically rich ore zone. All drill holes have intersected significant mineralization in multiple zones with some demonstrating excellent widths and others, excellent grades.

Mining of the undercut for cut and fill mining is progressing on the 430 level and is verifying the expected high silver and gold values. The internal, inclined ore hoisting shaft, servicing the Cata area, has been re-commissioned and production from this level is expected to improve in the second quarter of 2008.

Mining at Rayas at the 345 and 365 levels continues to encounter high grade ore from both pillar recovery and mining of previously unexploited areas of the orebody.

Mining of the Promontorio area is underway on the 35 and 75 levels with excellent grades being encountered in the previously unexploited part of the Veta Madre.

A total of eight diamond drill holes were completed in the Deep Cata drill program for 1,613 metres. In addition, 362 meters were completed in short ore definition drill holes in Guanajuatito and Cata.

The new operations team at Guanajuato has already achieved significant improvements in the operations’ performance. Mining is being conducted under tight geological control to mine higher quality and clearly profitable ore, and the operations management of the processing plant ensures metal recoveries are optimized while concentrate quality is improved, thereby significantly reducing freight and smelting charges.

A senior Canadian-based metallurgical consultant continues to provide valuable advice on the processing operation and directs a metallurgical testwork program being conducted in Canada to support the Guanajuato processing management.

The cash operating cost per ounce of silver at Guanajuato for the three months ended March 31, 2008 decreased to USD$10.51 from USD$13.95 in fiscal 2007. The decrease in cost per ounce is primarily due to the achievement of higher grades and consequently higher metals production for similar costs.

	Q1 2008		Fiscal 2007		Fiscal 2006
	CAD Cost of	Per USD	CAD Cost of	Per USD	CAD Cost of	Per USD
	Sales	Ag oz	Sales	Ag oz	Sales	Ag oz
Cash production costs	$2,292,578		$7,431,888		$2,907,079
Site preparation	276,909		1,408,635		259,218
Smelter and transportation	302,082		1,063,373		237,387
Cost of sales	2,871,569		9,903,896		3,403,684
By-product credits	(1,006,329)		(2,504,177)		(566,524)
Cash operating costs	$1,865,240	$10.51	$7,399,719	$13.95	$2,837,160	$26.66

Cash Costs per Ounce of Silver (Non-GAAP Measures)

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits which is a more commonly used industry practice.

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for the first quarter of 2008 and fiscal 2007 and 2006.

		Quarter 1 2008			2007			2006
		Topia	Guanjuato	Total	Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales		1,689,673	2,871,569	4,561,242	6,212,737	9,903,896	16,116,633	3,715,363	3,403,684	7,119,047
Add/(subtract):
CAD Gross by-product revenue (7)		(1,071,982)	(1,006,329)	(2,078,311)	(3,992,422)	(2,504,177)	(6,496,599)	(2,523,927)	(566,524)	(3,090,451)
Cost of custom milling		(79,590)	-	(79,590)	(339,822)	-	(339,822)	(180,316)	-	(180,316)
CAD Cash Operating Costs		538,100	1,865,241	2,403,341	1,880,493	7,399,719	9,280,212	1,011,120	2,837,160	3,848,280
USD Cash Operating Costs	A	537,026	1,861,517	2,398,544	1,749,654	6,884,869	8,634,523	865,981	2,429,907	3,295,888
Payable Silver Production	B	83,668	177,080	260,748	281,550	493,383	774,933	203,810	91,140	294,950
USD Cash Cost per Ounce of Silver	A/B	$6.42	$10.51	$9.20	$6.21	$13.95	$11.14	$4.25	$26.66	$11.17

(7)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

In its Phase I drilling program in early 2007, Great Panther completed 29 diamond drill holes on La Gloria and Las Palmitas. Results of this drilling were used by Wardrop Engineering for the purpose of obtaining a new resource estimate for the property. This was released on March 19, 2008 and consists of 28.6 million Ag Eq oz comprising, an Indicated Mineral Resource of 22.3 million Ag Eq oz and an additional 6.3 million Ag Eq oz in the Inferred category. The new resource is being used as the basis for a preliminary scoping study to determine the potential for an open pit mine.

The Company continued its delineation drilling on the La Gloria Zone in October 2007 in an attempt to expand the known resource. A new zone of silver-lead-zinc mineralization, La Gloria East, was discovered and, although of lower grade, is still open to the north. This Phase II drilling continued into 2008 as the Company tested two large and intense geophysical anomalies that are interpreted to reflect sulphide mineralization. Results of this work are pending and the drilling program is ongoing. At the date of this MD&A, a total of 51 holes had been drilled by Great Panther on the Mapimi Project.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. In early 2007, field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of that year. No field work was conducted on the property during the first quarter of 2008 as the results of the drilling programs were compiled and reviewed.

As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company. Under the terms of an option agreement, Altair Ventures Inc. can earn a 70% interest in the property by spending $1,000,000 on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project. During the first quarter of 2008, Altair renewed its option on the property by making a cash payment of $30,000 and issuing 50,000 shares of Altair to Great Panther.

SELECTED QUARTERLY INFORMATION (in dollars)

				FY07-Q2	FY07-Q1

	FY08-Q1	FY07-Q4	FY07-Q3	(Restated)	(Restated)	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1

Revenue	6,451,723	5,267,117	4,899,422	3,146,969	4,173,562	3,876,592	1,828,398	959,062	405,390

Cost of Sales
(excluding
amortization
and depletion)	4,561,242	5,141,291	4,351,708	2,845,645	3,777,989	3,664,827	1,960,363	738,227	755,630

General and
administrative	1,635,411	1,434,779	1,173,228	865,295	1,199,060	1,523,169	665,532	1,521,574	698,356

Stock-based
compensation	0	0	444,000	504,500	181,000	3,165,270	23,216	184,788	1,299,500

Loss for the
period	(2,418,207)	(6,514,559)	(4,029,795)	(5,750,022)	(3,406,485)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)

Basic loss per
share	(0.03)	(0.08)	(0.06)	(0.08)	(0.05)	(0.12)	(0.02)	(0.06)	(0.05)

Cash and Cash
equivalent	5,138,215	5,357,977	2,523,680	2,401,239	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869

Current assets	12,582,084	12,965,297	9,106,236	8,095,981	11,924,549	14,755,373	18,483,031	19,723,684	4,644,454

Working capital	9,481,430	10,659,942	6,813,319	4,909,509	10,180,448	12,533,156	14,958,996	16,519,943	2,856,603

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

FIRST QUARTER DISCUSSION

The Company earned revenue of $6.5 million during the first quarter of operations in 2008 compared to revenue of $4.2 million for the same period in 2007, an increase of 55%. This increase can largely be attributed to the increase in production at both the Topia and Guanajuato mines as well as a general increase in metal prices. Silver, gold and lead prices increased year over year by 33%, 43%, and 62%, respectively, while the price of zinc decreased by 29%. The combined output at Topia and Guanajuato for the first quarter was 431,639 Ag Eq oz compared with 318,443 Ag Eq oz for the same period in 2007, an increase of 36%.

Gross revenue increased by $1.2 million, or 22%, during the first quarter 2008 compared to the fourth quarter 2007. Combined output increased 84,910 silver equivalent ounces or 24% quarter over quarter. Increases in silver and gold prices quarter over quarter were partially offset by a decrease in lead and zinc prices.

The Company is continuing diamond drilling and development work at both mine sites to define higher grade areas for mining.

At Topia, development work continues on many veins with priority on the Argentina and the Don Benito veins, where recent good grades and better widths are already resulting in an increase in production. A further increase in production is expected from these veins in the current year to replace other lower grade areas and areas that become exhausted.

The surface drill program at Guanajuato had identified several new zones of silver-gold mineralization in the Promontorio / Garrapata area, the southern-most part of the Guanajuato mine complex. Although this is an area of old workings, parts of the main Veta Madre vein remain and there are several sub–parallel veins to be exploited. The Veta Madre vein has been accessed on the 35-metre level and development is underway on the 75-metre level and production will continue to improve from this area.

The Cata Clavo was accessed by level development on the -430 metre level with very high grades being encountered. The internal inclined hoisting shaft has been re-commissioned and is being used to hoist ore from this level. The access decline is being deepened to provide access to the next 460-metre level.

The North Zone of Guanajuatito is accessed by a decline to the -20 metre level. Production from this zone is by cut-and-fill mining from the -20 and +20 levels while the decline is being driven towards the next -45 level.

Mining of ore pillars and remnants at the San Vicente mine has been reduced while the recovery of higher grade pillars at the Rayas mine has been prioritized.

Total throughput for the Topia and Guanajuato operations for the first quarter 2008 was 49,850 tonnes compared to 57,922 tonnes during the first quarter 2007. Throughput also decreased relative to the fourth quarter 2007, where 54,301 tonnes was processed. Although throughput has decreased, the both the grade of the ore being mined and the metal recoveries have improved, resulting in higher silver equivalent production and therefore higher revenue, particularly at Guanajuato.

Cost of sales (excluding amortization and depletion) was $4.6 million for the three months ended March 31, 2008 compared to $3.8 million for the same period in 2007. The year over year increase in cost of sales is primarily due to an increase in silver equivalent production, as well as higher smelting and refining rates. On a per silver ounce basis, costs have decreased. Revenue net of cost of sales increased by 378% to $1.9 million for the first quarter of 2008 from $0.4 million for the same period in 2007.

For the three months ended March 31, 2008, amortization and depletion of mineral properties, plant and equipment increased by $0.2 million compared with the corresponding period in 2007. This increase is due to capital additions made during 2007.

Mineral property exploration costs increased to $1.8 million for the three months ended March 31, 2008 from $1.3 million for the three months ended March 31, 2007. Exploration costs, although expensed during the quarter (in accordance with the Company’s accounting policies), may provide future economic benefits as the zones identified go into production.

General and administrative expenses (“G&A”) were $1.6 million for the three months ended March 31, 2008 compared to $1.2 million for the same period in 2007. The increase of $0.4 million was partially due to the write-off of $0.2 million of potentially uncollectible Value-Added Tax receivable from its Mexican subsidiary. The balance of the increase is due to the growth of the Company during 2007, which included adding two new senior management positions and significantly increasing the depth of the accounting and financial reporting department, the impact of which was not fully reflected in the first quarter of 2007.

The Company did not incur any non-cash stock-based compensation expense in the first quarter of 2008 because no stock options were granted during the period, compared with $0.2 million in the first quarter of 2007.

The Company incurred a loss of $2.6 million for the quarter ended March 31, 2008, compared to a loss of $3.2 million for the quarter ended March 31, 2007 because the increase in earnings from mining operations was greater than the increase in G&A and mineral property expenditures.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has mining operations that are generating cash flow. The economic viability of the operations has begun to be realized. The financial success of the Company relies on management’s ability to continue the successful exploration, development and operation of its mines, to develop its exploration properties and achieve profitable operations.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had cash and cash equivalents of $5.1 million as at March 31, 2008 as compared to $5.6 million as at March 31, 2007. This small decrease is mainly attributed to expenses incurred in exploration and the purchase of capital assets and the rehabilitation of the mines, partially offset by the proceeds of the exercise of warrants and options, a convertible note financing, and positive operational cash flow now being generated by the two mines.

The Company had working capital of $9.5 million as at March 31, 2008 compared with working capital of $10.1 million as at March 31, 2007. There is no assurance that working capital and the possible exercise of outstanding warrants, together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months, especially if the Company proceeds with significant exploration activities.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, decreased by $3.1 million from $3.451 million to $0.329 million during the three month period ended March 31, 2007. This decrease was primarily due to positive cash flow being generated by the mines as well as the collection of the Value Added Tax receivable in Mexico.

Investing Activities

For the three months ended March 31, 2008, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $0.3 million compared with $0.9 million for the three months ended March 31, 2007.

Financing Activities

For the three months ended March 31, 2008, the Company raised proceeds of $0.4 million through the exercise of options.

Outlook

Great Panther continues to experience strong growth. The Company is achieving this through continuously improving its operations and by exploring elsewhere for new growth opportunities.

The Company has completed much of the work necessary to rehabilitate the operations such that production is assured. The Company’s operating strategy going forward is to enhance mine exploration and development by focusing on higher grade areas, to strictly control, and thereby increase, production grade, and to continuously improve plant performance in order that the operations are clearly profitable. From this solid foundation, the production throughput will be increased and other opportunities can be exploited.

A preliminary scoping study is being conducted on the newly enhanced resource at the Mapimi Project to determine the potential viability of the La Gloria Zone. In addition, the Company is actively exploring other targets on the property with the aim of identifying and delineating additional resources.

The management of the Company believes that there are adequate funds currently available to maintain its current operations. However, should Great Panther decide to pursue a significant exploration drilling program, the Company will likely be relying on the equity markets to meet its financing needs during the next 12 months.

Obligations

The following table outlines the contractual obligations of the Company at March 31, 2008:

Payment due by Period
		Less than	1 – 3	4 – 5	After 5
	Total	1 year	Years	Years	years
Long-term debt	$6,164,000	$94,000	$2,020,000*	$4,050,000*	-
Purchase and lease	3,350,000	793,000	1,728,000	829,000	-
obligations
Total obligations	$9,514,000	$887,000	$3,748,000	$4,879,000	-

*	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	March 31,	March 31,
	2008	2007

Consulting fees paid or accrued to companies
controlled by directors of the Company	$ 132,626	$ 137,000

Consulting fees paid or accrued to companies
controlled by officers of the Company	$ 59,895	$ 99,745

Cost recoveries received or accrued from a
company with a common director of the Company	$ 46,686	$ 1,205

Office and administration fees paid or accrued to
a company controlled by a director of the Company	$ 9,788	$ 9,661

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)	Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Corporation’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 14 of the accompanying consolidated financial statements.

(c)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, requiring disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 15 and 16.

(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company’s production inventories are measured at the lower of weighted average cost and net realizable value. Costs include all directly related to production, variable production costs, and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

     The adoption of this new standard had no financial effect on the consolidated financial statements.

NEW ACCOUNTING STANDARDS

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 81,144,352 common shares issued and 9,381,374 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 93,856,029.

ADDITIONAL DISCLOSURE REQUIREMENTS Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of March 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which accompanies the annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2007 Annual Management’s Discussion and Analysis. The risk profile of the Company as at the date of this MD&A remains substantially the same.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.